SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

SAP SE
(f/k/a SAP AG)
(Name of Issuer)

ORDINARY SHARES, WITHOUT NOMINAL VALUE
(Title of Class of Securities)

803054204
(CUSIP Number)

May 4, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

TABLE OF CONTENTS

Item 1(a)
Item 1(b)
Item 2(a)
Item 2(b)
Item 2(c)
Item 2(d)
Item 2(e)
Item 3
Item 4
Item 5
Item 6
Item 7
Item 8
Item 9
Item 10
SIGNATURES
Exhibit Index

CUSIP No.	803054204	13G

1	NAME OF REPORTING PERSON
Mr. Udo Tschira, Mr. Harald Tschira and Dr. Johann Irsigler as executors of the estate of Dr. h.c. Klaus Tschira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
92,079,595[1]
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
92,079,595[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,079,595[3]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1
This amount includes 2,738,000 ordinary shares held by the estate or Erbengemeinschaft (a community of heirs under German law) of Dr. h.c. Klaus Tschira (hereinafter “EG”), of which the executors are the reporting person hereunder, 56,860,955 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 32,480,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. EG exercises the voting and dispositive powers over the ordinary shares held by Klaus Tschira Stiftung gGmbH and Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

2
This amount includes 2,738,000 ordinary shares held by EG, of which the executors are the reporting person hereunder, 56,860,955 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 32,480,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG. EG exercises the voting and dispositive powers over the ordinary shares held by Klaus Tschira Stiftung gGmbH and Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

3	This amount excludes 4,042,680 and 4,288,680 ordinary shares that are owned by Mr. Udo Tschira and Mr. Harald Tschira, respectively, in their individual capacities.

CUSIP No.	803054204	13G

1	NAME OF REPORTING PERSON
Dr. h.c. Tschira Beteiligungs GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
32,480,640
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
32,480,640
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,480,640
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	803054204	13G

1	NAME OF REPORTING PERSON
Dr. h.c. Tschira Verwaltungs GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
32,480,640[1]
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
32,480,640[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,480,640
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
This amount includes 32,480,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.  Dr. h.c. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

2
This amount includes 32,480,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.  Dr. h.c. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

CUSIP No.	803054204	13G

1	NAME OF REPORTING PERSON
Klaus Tschira Stiftung gGmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
56,860,955
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
56,860,955
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,860,955
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1(a)	Name of Issuer:

The name of the issuer is SAP SE (f/k/a SAP AG) (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at Dietmar-Hopp-Allee 16, 69190 Walldorf, Federal Republic of Germany.

Item 2(a)	Name of Person Filing:

This Schedule 13G is filed on behalf of the following persons with respect to ordinary shares without nominal value of the Company beneficially held by such persons (collectively, the “Shares”):

(i)	Mr. Udo Tschira, Mr. Harald Tschira and Dr. Johann Irsigler as executors of the estate or Erbengemeinschaft (a community of heirs under German law) of Dr. h.c. Klaus Tschira (hereinafter “EG”) with respect to Shares beneficially owned by EG and with respect to Shares beneficially owned by Klaus Tschira Stiftung gGmbH and Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

(ii)	Dr. h.c. Tschira Beteiligungs GmbH & Co. KG, with respect to Shares beneficially owned by it.

(iii)	Dr. h.c. Tschira Verwaltungs GmbH, with respect to Shares beneficially owned by it and Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

(iv)	Klaus Tschira Stiftung gGmbH, with respect to Shares beneficially owned by it.

The foregoing entities are hereinafter referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Schloss-Wolfsbrunnenweg 33, 69118 Heidelberg, Federal Republic of Germany.

Item 2(c)	Citizenship:

(i)	Each of Mr. Udo Tschira, Mr. Harald Tschira and Dr. Johann Irsigler is a citizen of the Federal Republic of Germany.

(ii)	Dr. h.c. Tschira Beteiligungs GmbH & Co. KG is a limited partnership organized under the laws of the Federal Republic of Germany.

(iii)	Dr. h.c. Tschira Verwaltungs GmbH is a limited liability company organized under the laws of the Federal Republic of Germany.

(iv)	Klaus Tschira Stiftung gGmbH is a corporation organized under the laws of the Federal Republic of Germany.

Item 2(d)	Title of Class of Securities:

Ordinary Shares without nominal value.

Item 2(e)	CUSIP Number:
803054204

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);

(e)	☐ An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);

(j)	☐ A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: ___.

Item 4	Ownership.

The percentages used herein and in the rest of Item 4 are calculated based upon 1,195,229,380 ordinary shares (excluding 33,274,852 treasury shares) of the Company issued and outstanding as of December 31, 2014, as reflected in the Company’s Form 20-F, filed with the Securities and Exchange Commission on March 20, 2015.

As of March 31, 2015, each Reporting Person’s ownership was as follows:

(A)	Mr. Udo Tschira, Mr. Harald Tschira and Dr. Johann Irsigler as executors of EG:

             (1)            Amount beneficially owned: 92,079,5951

             (2)            Percent of class: 7.7%

             (3)            (i)           Sole power to vote or direct the vote: 0

1	This amount excludes 4,042,680 and 4,288,680 ordinary shares that are owned by Mr. Udo Tschira and Mr. Harald Tschira, respectively, in their individual capacities.

                          (ii)             Shared power to vote or direct the vote: 92,079,5952

                          (iii)            Sole power to dispose or direct the disposition: 0

                          (iv)            Shared power to dispose or direct the disposition: 92,079,5953

(B)            Dr. h.c. Tschira Beteiligungs GmbH & Co. KG:

             (1)            Amount beneficially owned: 32,480,640

             (2)            Percent of class: 2.7%

             (3)            (i)          Sole power to vote or direct the vote: 32,480,640

                          (ii)             Shared power to vote or direct the vote: 0

                          (iii)            Sole power to dispose or direct the disposition: 32,480,640

                          (iv)            Shared power to dispose or direct the disposition: 0

(C)            Dr. h.c. Tschira Verwaltungs GmbH:

             (1)            Amount beneficially owned: 32,480,640

             (2)            Percent of class: 2.7%

             (3)            (i)           Sole power to vote or direct the vote: 0

                          (ii)              Shared power to vote or direct the vote: 32,480,6404

                          (iii)            Sole power to dispose or direct the disposition: 0

                          (iv)            Shared power to dispose or direct the disposition: 32,480,6405

(D)            Klaus Tschira Stiftung gGmbH:

             (1)            Amount beneficially owned: 56,860,955

             (2)            Percent of class: 4.8%

             (3)            (i)           Sole power to vote or direct the vote: 56,860,955

                          (ii)              Shared power to vote or direct the vote: 0

                          (iii)            Sole power to dispose or direct the disposition: 56,860,955

2
This amount includes 2,738,000 ordinary shares held by EG, of which the executors are the said Reporting Person, 56,860,955 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 32,480,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.  EG exercises the voting and dispositive powers over the ordinary shares held by Klaus Tschira Stiftung gGmbH and Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

3
This amount includes 2,738,000 ordinary shares held by EG, of which the executors are the said Reporting Person, 56,860,955 ordinary shares owned by Klaus Tschira Stiftung gGmbH and 32,480,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.  EG exercises the voting and dispositive powers over the ordinary shares held by Klaus Tschira Stiftung gGmbH and Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

4
This amount includes 32,480,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.  Dr. h.c. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

5
This amount includes 32,480,640 ordinary shares owned by Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.  Dr. h.c. Tschira Verwaltungs GmbH exercises the voting and dispositive power over the ordinary shares held by such entity.

                          (iv)            Shared power to dispose or direct the disposition: 0

Item 5                          Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6                          Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7                          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8                          Identification and Classification of Members of the Group.

Not Applicable.

Item 9                          Notice of Dissolution of Group.

Not Applicable.

Item 10                       Certifications.

Not Applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Dated: October 16, 2015

UDO TSCHIRA

By:	/s/ Udo Tschira

HARALD TSCHIRA

By:	/s/ Harald Tschira

DR. JOHANN IRSIGLER

By:	/s/ Dr. Johann Irsigler

DR. H.C. TSCHIRA BETEILIGUNGS GMBH & CO. KG
By:	Dr. h.c. Tschira Verwaltungs GmbH, as general partner

By:	/s/ Udo Tschira
	Name:	Udo Tschira
	Title:	Managing Director

DR. H.C. TSCHIRA VERWALTUNGS GMBH

By:	/s/ Udo Tschira
	Name:	Udo Tschira
	Title:	Managing Director

KLAUS TSCHIRA STIFTUNG GGMBH

By:	/s/ Udo Tschira
	Name:	Udo Tschira
	Title:	Managing Director